

Mail Stop 7010

April 29, 2008

<u>Via U.S. mail and facsimile</u>

Mr. Stephen J. Smith
Executive Vice President and Chief Financial Officer
Elizabeth Arden, Inc.
2400 SW 145th Avenue
Miramar, FL 33027

> **RE: Form 10-K for the fiscal year ended June 30, 2007**
> **File No. 001-06370**

Dear Mr. Smith:

We have reviewed your response letter dated April 24, 2008 as well the monthly Board packages you submitted supplementally and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why the comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2007

Consolidated Financial Statements

Note 19 – Geographical Information, page 78

1.   We appreciate the information you provided in your response to comment 1 from our letter dated April 18, 2008. The packages provided include operating data for three selling units as well as a corporate unit. We also note 5 units separately presented under International. The operating data provided includes comparisons of actual current period results to both budget and historical period results. The data presented for each selling unit includes gross sales, net sales, gross margin, gross margin as a percentage of net sales, EBITDA and EBITDA as a percentage of net sales. In your April 15, 2008 response to comment four from our letter dated February 29, 2008, you state that you do not believe this information represents discrete financial information because it is not sufficient to make resource allocation decisions or assess the operating performance of a selling unit relative to other units. While this information may not be the sole piece of information used by your CODM to make resource allocation decisions, its prominence infers that the selling unit operating data referenced above is an important component in the total mix of information that your CODM considers in evaluating resource decisions and assessing performance. For example, the narrative analysis on page 4 of your February 2008 package is clearly an assessment of performance, mentioning the reasons for changes in sales and gross margins at the selling unit level, the product type level and the brand level.

2.   In your April 15, 2008 response, you state that the selling unit operating data included in the Board packages is not intended to reflect the operating performance amongst different selling units due to differences in the allocation methodologies used for various significant expense items. EITF Topic D-70 addresses the issue of operating segments having different measures of segment profit/loss used by the CODM and indicates such a situation should not affect the requirement in paragraph 27 of SFAS 131 to disclose the actual measure of segment profit or loss used by the CODM for purposes of evaluating each reportable segment. Paragraph 10 of FAS 131 does not specify that the method of allocation or the quality of such allocation enters into the definition of an operating segment.

3.   Based on various statements made in your periodic filings and earnings calls with analysts, it appears that profitability data by brand, product or type of product is internally generated and either made available to or reviewed by your CODM as part of his decision making and/or resource allocation process. For example, we note the following:

- You state in the MD&A section of your 2007 Form 10-K on pages 4 and 31 that your business strategy is to "grow your brand portfolio" and "increase net sales, operating margins and earnings". Additionally, on page 32, you indicate that "to the extent one or more of our new product introductions or our efforts to expand operating margins or to grow international sales are not as successful as we had planned, it could result in a reduction of our profitability and cash flow";
- You disclose in the MD&A section of your 2007 Form 10-K on page 36 that "gross margin decreased 40.9% from the year ended June 30, 2007, from 42.3% for the year ended June 30, 2006 due to….higher proportion of our net sales coming from distributed fragrances, which traditionally operate at lower gross margins than our owned and licensed fragrance brands"; and
- In a November 2, 2007 earnings call regarding the quarter ended September 30, 2007, your CODM indicated that you "don't really manage specifically on a blended gross margin….we really focus on gross margin per brand". Tell us how you CODM is made aware of gross margins per brand as part of his focus on resource allocation and assessment of performance.

It appears that the Board packages you provided with your April 24, 2008 response letter do not include the type of data referenced in the statements bullet-pointed above. Please describe for us the nature and content of data or reports which are generated and used by management to enable them to make statements, such as the ones bullet-pointed above, about profitability and gross margin at a non-consolidated level. Please also tell us who generates these reports, the purposes for which they are generated, how often they are generated, and who utilizes these reports.

4. In general, it appears that in order for your CODM to make thoughtful, accurate decisions regarding your business strategy, such as whether to expand a specific brand, discontinue a particular product, or enter a new market, he would require detailed operating data at a level more disaggregated than the consolidated reporting level. Please help us to better understand how the CODM uses the Board packages submitted to us with your April 24, 2008 response letter to assess performance and make resources allocation decisions at a brand level, in line with your business strategy.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comments.

If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

John Hartz
Senior Assistant Chief Accountant